United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 5, 2008
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8 K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a 12 under the Exchange Act (17 CFR 240.14a 12)

[ ]   Pre commencement communications pursuant to Rule 14d 2(b) under the Exchange Act (17 CFR 240.14d 2(b))

[ ]   Pre commencement communications pursuant to Rule 13e 4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 5, 2008, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2008 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8 K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:
        Not applicable.

(b)   Pro forma financial information:
        Not applicable.

(c)   Shell company transactions:
        Not applicable.

(d)   Exhibit(s):
        Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on November 5, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer
Date: November 5, 2008

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 5, 2008

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on November 5, 2008.

Exhibit 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 5, 2008—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2008, of $17.3 million or 78 cents per share, compared to $15.5 million or 71 cents per share for the same period in the prior year.

Earnings for the three months ended Sept. 30, 2008, benefited from gains on certain local economic development investments. As a result, MGE Energy recognized a one-time $2.8 million pretax gain for the three months ended Sept. 30, 2008.

During the three months ended Sept. 30, 2008, earnings from utility operations decreased $0.2 million compared to the prior year. Electric utility operations decreased $0.8 million compared to the corresponding period in the prior year while gas utility operations improved $0.6 million from the third quarter of 2007. Retail electric sales decreased 1.2% for the third quarter of 2008 compared to 2007. While residential electric use was down 5.9% due to the cooler weather, the lower residential usage was largely offset by higher sales to large customers that are less weather sensitive.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 136,000 customers in Dane County, Wis., and purchases and distributes natural gas to 140,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2008	2007
Three Months Ended Sept. 30		
Operating revenue	$125,807	$116,323
Operating income	$25,251	$25,735
Net income	$17,310	$15,536
Earnings per share (basic and diluted)	$0.78	$0.71
Weighted average shares outstanding (basic and diluted)	22,230	21,780
Nine Months Ended Sept. 30		
Operating revenue	$440,540	$394,754
Operating income	$67,801	$64,091
Net income	$41,704	$37,804
Earnings per share (basic and diluted)	$1.89	$1.77
Weighted average shares outstanding (basic and diluted)	22,109	21,396

# # #

Contact:
Bryan Brosamle
Manager - Corporate Communications
608-252-7056
bbrosamle@mge.com